Arent Fox LLP

1050 Connecticut Ave., NW

Washington, DC  20036

July 28, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Courtney Haseley, Esq.

Re:          TNS, Inc.

File No. 001-32033

Dear Ms. Haseley,

As we discussed, we represent TNS, Inc. (the “Company”), and the Company has requested that we contact you to confirm receipt of the staff’s comment letter dated July 22, 2010 and to discuss a date for a response to the comments.

As we discussed, your initial requested reply date falls on or about the Company’s anticipated filing date for its Form 10-Q for the quarter ended June 30, 2010.  Accordingly, the Company has requested, and understands that it will be permitted, to reply to the comment letter on or about one week after the timely filing of its second quarter Form 10-Q (approximately August 16, 2010).

Please feel free to contact me at (202) 857-6473 if you have comments or question.

Sincerely,

/s/ Jeffrey E. Jordan

Jeffrey E. Jordan

CC:	James McLaughlin, Esq.
TNS, Inc.